Exhibit 14.1

4/23/18

AMMO, Inc. (“AMMO”)
CODE OF CONDUCT

Introduction

This Code of Conduct covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide the directors, officers, and employees of AMMO and its subsidiaries (each, including AMMO, a “Company”). All Company directors, officers, and employees should conduct themselves accordingly and seek to avoid even the appearance of improper behavior in any way relating to the Company. In appropriate circumstances, this Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

Any director or officer who has any questions about this Code should consult with the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or legal counsel of AMMO as appropriate in the circumstances. If an employee has any questions about this Code, the employee should consult with his or her manager, supervisor, or Human Resources as appropriate in the situation.

1.	Scope of Code

This Code is intended to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely, and understandable disclosure in reports and documents AMMO files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other communications made by the Company;

•	compliance with applicable governmental laws, rules, and regulations;
•	the prompt internal reporting of violations of this Code to the appropriate person or persons identified in this Code;

•	accountability for adherence to this Code; and
•	adherence to a high standard of business ethics.
2.	Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All directors, officers, and employees should respect and obey all laws, rules, and regulations applicable to the business and operations of the Company. Although directors, officers, and employees are not expected to know all of the details of these laws, rules, and regulations, it is important to know enough to determine when to seek advice from managers, supervisors, officers, or other appropriate Company personnel.

3.	Conflicts of Interest

A “conflict of interest” exists when an individual’s private interest interferes in any way – or even appears to conflict – with the interests of the Company. A conflict of interest situation can arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her work on behalf of the Company in an objective and effective manner. Conflicts of interest may also arise when a director, officer, or employee, or a member of his or her family receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whenever possible, should be avoided. In particular, clear conflict of interest situations involving directors, officers, and employees who occupy supervisory positions or who have discretionary authority in dealing with any third party may include the following:

•	any significant ownership interest in any customer or supplier;
•	any consulting or employment relationship with any customer, supplier, or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities to the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any organization with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member; and

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.

It is almost always a conflict of interest for a Company officer or employee to work simultaneously for a competitor, customer, or supplier. No officer or employee may work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with the Company's customers, suppliers, and competitors, except on the Company's behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors of AMMO. Conflicts of interest may not always be clear-cut and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, or the legal counsel of AMMO as appropriate in the circumstances. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a manager, supervisor, Human Resources, or other appropriate personnel.

4.	Insider Trading

Directors, officers, and employees who have access to confidential information relating  to the Company are not permitted to use or share that information for stock trading purposes (including the purchase or sale of AMMO stock) or for any other purpose except the conduct of the Company's business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical and against Company policy but is also illegal. Directors, officers, and employees also should comply with insider trading standards and procedures adopted by AMMO. If a question arises, the director, officer, or employee should consult with the Chief Executive Officer, the Chief Financial Officer, or legal counsel of AMMO.

5.	Corporate Opportunities

Directors, officers, and employees are prohibited from taking for themselves personally or directing to a third party any opportunity that is discovered through the use of corporate property, information, or position without the consent of or under guidelines approved by the Board of Directors of AMMO. No director, officer, or employee may use corporate property, information, or position for improper personal gain, and no director, officer, or employee may compete with the Company directly or indirectly. Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

6.	Competition and Fair Dealing

The Company seeks to compete in a fair and honest manner. The Company seeks competitive advantages through superior performance rather than through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that  was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer, and employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, service providers, competitors, and employees. No director, officer, or employee should take unfair advantage of anyone relating to the Company’s business or operations through manipulation, concealment, or abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

To maintain the Company’s valuable reputation, compliance with the Company's quality processes and safety requirements is essential. In the context of ethics, quality requires that the Company's products and services meet reasonable customer expectations. All inspection and testing documents must be handled in accordance with all applicable regulations.

7.	Diversity and Equal Opportunity Commitment

The diversity of the Company’s employees is a tremendous asset. The Company is committed to attracting, developing, and retaining a highly qualified, diverse, and dedicated work force. The Company is also committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or any kind. It is the Company’s policy to comply fully with all laws providing equal opportunity to all persons without regard to race, color, religion, age, gender, sexual orientation, gender identity and expression, national origin, disability, marital status, citizenship status, veteran status, military status, or any other protected category under applicable law.

8.	Discrimination and Harassment

The Company has a policy of zero tolerance for discrimination or harassment based on race, color, religion, age, gender, sexual orientation, gender identity and expression, national origin, disability, marital status, citizenship status, veteran status, military status, or any other protected category under applicable law. Harassment includes racist, sexist, or ethnic comments; jokes or gestures that may reasonably be considered offensive; or any conduct or statement creating an intimidating, hostile, or offensive work environment.

9.	Sexual Harassment

The Company prohibits sexual harassment of any kind and will take appropriate and immediate action in response to complaints or knowledge of violations of this policy. Sexual harassment involves any unwelcome sexual advances and requests for sexual favors and other physical, verbal, or visual conduct of a sexual nature when submission to or rejection of the conduct explicitly or implicitly affects the individual’s employment, unreasonably interferes with an individual’s work performance, or creates an intimidating, hostile, or offensive work environment.

The following examples of sexual harassment are intended to be guidelines and are not exclusive when determining whether there has been a violation of this policy:

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Verbal sexual harassment includes innuendoes, suggestive comments, jokes of an offensive sexual nature, sexual propositions, lewd remarks and threats, requests for any type of sexual favor (including repeated, unwelcome requests for dates); and verbal abuse or “kidding” that is oriented toward a prohibitive form of harassment, including that which is sexual in nature and unwelcome.

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Nonverbal sexual harassment includes the distribution, display, or discussion of any written or graphic material, including calendars, posters, and cartoons that are sexually suggestive or show hostility toward an individual or group because of sex; suggestive or insulting sounds; leering; staring; whistling; obscene gestures; content in letters and notes, facsimiles, email, photos, text messages, tweets and Internet postings; or other form of communication that is sexual in nature and offensive.

•	Physical sexual harassment includes unwelcome, unwanted physical contact, including touching, tickling, pinching, patting, brushing up against, hugging, cornering, kissing and fondling or assault.

10.	Sexual Misconduct

The Company prohibits sexual misconduct of any kind, whether or not to the level of a violation of applicable law, and will take appropriate and immediate action in response to complaints or knowledge of violations of this policy. Sexual misconduct includes sexual assault, sexual violence, stalking, voyeurism, and any other unwelcome behavior of a sexual nature that is committed without consent or by force and has the purpose or effect of intimidating, threatening, or coercing the person against whom the conduct is committed.

11.	Workplace Violence

The Company will not tolerate any threatening, hostile, or abusive behavior in the workplace, while operating Company equipment or vehicles or on Company business, or by any persons on Company property and will take immediate and appropriate action against offenders, up to and including termination of employment and referral for criminal prosecution. The Company also will not tolerate threatening, hostile, or abusive conduct directed at employees or customers by Company personnel at any time or place.

12.	Substance Abuse – Illegal Drugs and Controlled Substances

The Company is committed to maintaining a safe and drug-free environment for all its employees. While on Company time, Company premises, or while operating Company equipment or vehicles, employees may never use, transfer, sell, manufacture, or possess illegal drug paraphernalia, drugs, or controlled substances, including marijuana, that have not been prescribed for the employee by the employee’s doctor. Employees may not report to work under the influence of any illegal drug, or if testing would demonstrate that the employees have used or consumed an illegal drug.

13.	Alcohol

Employees may not possess, serve, be under the influence of, or drink alcohol while on Company property, while operating Company equipment or vehicles, or while conducting Company business. The only exceptions are for Company functions at which alcohol may be served, with prior approval from a vice president level or above supervisor, or at external events at which the employee representing the Company within the scope of the employee’s normal duties. Although alcohol may be served at such events, consumption is completely voluntary, should always be in moderation, and never in a manner that would embarrass or harm the Company.

14.	Gambling in the Workplace

Gambling while at work and using Company assets for gambling are prohibited. For purposes of this standard, “gambling” is defined as playing a game for money or property or betting on an uncertain outcome. This policy does not prohibit friendly activities, such as sports pools (including the Super Bowl, all-star games, the World Series, or the NCAA basketball tournament) or individual sporting events, as long as modest amounts are involved.

15.	Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each officer and employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

16.	Record-Keeping

All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and the Company and its officers and employees in their capacity with the Company should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. The Company’s records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, directors, officers, and employees should consult with AMMO’s Chief Financial Officer, Chief Operating Officer, or legal counsel before taking any action because it is critical that any impropriety or possible appearance of impropriety be avoided.

Many officers and employees regularly use business expense accounts, which must be documented and recorded accurately. If an officer or employee is not sure whether a certain expense is legitimate, the employee should ask his or her supervisor or the Company's controller. Rules and guidelines are available from the Accounting Department.

17.	Confidentiality

Directors, officers, and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, suppliers, joint venture partners, or others with whom the Company is conducting or considering conducting business or other transaction except when disclosure is authorized by an executive officer or required or mandated by laws or regulations. Confidential information includes all non-public information that might be useful or helpful to competitors or harmful to the Company or its customers and suppliers, if disclosed. It also includes information that suppliers and customers have entrusted to the Company. The obligation to preserve confidential information continues even after employment ends.

18.	Safeguarding Company Information

Employees must protect Company information, both non-public information, that includes “inside information” (information that could reasonably lead a person to buy, sell or hold AMMO or another company’s securities) and non-public information entrusted to the Company (such as an unlisted telephone number, marketing presentations, or correspondence), as well as publicly available information in which the Company or others have intellectual property rights (such as copyrighted materials).

19.	Privacy and Data Security; Dealing with Confidential Information

Trust is essential to the Company’s business success. Customers, suppliers, and companies with which the Company does business as well as Company employees trust the Company to be a good steward of their confidential information, whether that information relates to financial, personal, or business matters.

Employees have a duty to protect confidential information and to take precautions before sharing it with anyone, inside or outside the workplace. Employees should not share confidential information with friends or family or discuss it in places where others could learn that information. Employees also should not access or use confidential information or disclose it to fellow employees who are not involved in providing services to the owner of the information, unless the employee is authorized and legally permitted to do so. Finally, employees should not send confidential information, including internal information, to third parties.

During the course of employment at the Company, employees may have access to confidential, personal, or proprietary information that requires safeguarding. Employees must follow applicable privacy and data security laws and the Company’s privacy and security policies when handling sensitive personal or proprietary information.

The Company is committed to maintaining the privacy and security of its employees’ personal information. The Company will collect, transmit, disclose, or use employee personal information or data only in compliance with local law and only for legitimate business purposes. Safeguarding personal information about individuals includes maintain the confidentiality of names, ages, nationalities, bank account information, criminal history and similar matters.

20.	Using Social Media

Social media is an important, dynamic way for people to communicate and create content. If used appropriately, social media can be an efficient means of sharing information, marketing, and communicating with the Company’s consumers and business partners. However, if used improperly, social media may expose the Company to additional risk.

When using social media, employees should be careful not to divulge any confidential information about the Company. Employees also should not use social media to disparage the Company’s customers, suppliers, or related parties or make misleading or unsupported statements about the Company, its business, or its products or those of its competitors. Although the Company does not seek to control or monitor personal participation in social media, employees should not give the impression that the voices and opinions they express online are those of the Company unless their job duties include sharing such views. Employees also should use extreme discretion when sending any personal communications using Company computer systems or other Company devices.

21.	Protection and Proper Use of Company Assets

All directors, officers, and employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company assets should be used for legitimate business purposes and should not be used for non-Company business.

The obligation to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

22.	Business Gifts and Entertainment

The exchange of business courtesies, such as gifts or offers of entertainment, is a common practice that fosters goodwill between companies and their customers or business partners. Whether offering or receiving them, however, gifts and entertainment can easily create an actual or apparent conflict of interest. To avoid even the appearance of improper favorable treatment, one should only give or receive gifts, meals, or entertainment with respect to the Company’s customers and business partners that are unsolicited, modest, lawful, tasteful, and not including cash or cash equivalents.

Accepting or providing gifts is generally fine if the market value of the item is not excessive. Additionally, accepting or providing certain business entertainment (such as an invitation to attend a cultural or sporting event or a meal with a business partner) generally is appropriate, provided that the entertainment or meal is reasonable and customary and in the furtherance of a business relationship and the cost is not excessive. Employees should never  give or receive cash, cash equivalents (such as gift cards), loans, or any item that obligates the employee to provide something in return, and employees should not actively solicit gifts or entertainment from a current or potential customer or business partner.

The Company permits more substantial or unusual gifts or entertainment when approved by the Chief Executive Officer and Chief Financial Officer of AMMO and reported to the Board of Directors of AMMO.

23.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

24.	Political Activities

Political contributions and activities by employees must be kept separate from the Company. An employee making political contributions should not refer in any way to Company employment or use the Company’s assets, including its name, in connection with such employee’s contributions, unless required to do so by law or authorized by the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, or legal counsel of AMMO.

The Company encourages its employees to participate in the political process. It is the responsibility of every employee, however, to comply fully with all laws and regulations relating to interactions with government officials, including laws governing campaign finance, governmental ethics, and lobbying. In addition, all lobbying activities on behalf of the company must be authorized by the Chief Executive Officer and the Chief Financial Officer of AMMO.

25.	Communications with the Public and the Media

The Company’s communications with or disseminated to the investing public must be honest and straightforward. Ethical behavior is a core value of the Company. To ensure that the Company’s communications are always accurate and consistent, a limited number of individuals within the Company (including AMMO’s Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer) are responsible for communication on the Company’s behalf. Only those individuals with authority to speak publicly on the Company’s behalf with respect to matters that could impact the trading of AMMO stock may do so. If an employee does not have this authority and is approached by a member of the public or the media, the employee should refer them to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, or legal counsel of AMMO as quickly as possible.

26.	Corporate Disclosures

All directors, officers, and employees should support the Company’s goal to have full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed  by AMMO with the SEC. Although most employees hold positions that are far removed from AMMO’s required filings with the SEC, each director, officer, and employee should promptly bring to the attention of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the legal counsel, or the Audit Committee of AMMO, as appropriate in the circumstances, any of the following:

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Any material information to which such individual may become aware that affects the disclosures made by AMMO in its public filings or would otherwise assist the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the legal counsel, and the Audit Committee of AMMO in fulfilling their responsibilities with respect to such public filings.

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Any information the individual may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

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Any information the individual may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

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Any information the individual may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

27.	Prohibited Activities

Employees should never use Company systems (such as e-mail, instant messaging, the Intranet, or the Internet) to engage in activities that are unlawful, violate Company policies, or result in the Company’s liability or embarrassment. Some examples of inappropriate uses of the Internet and email include the following:

•	Pornographic, obscene, offensive, harassing, or discriminatory content;
•	Chain letters, pyramid schemes, or unauthorized mass distributions;

•	Communications on behalf of commercial ventures;
•	Communications primarily directed to a group of employees inside the Company on behalf of an outside organization;

•	Gambling, auction-related materials, or games;
•	Large personal files containing graphic or audio material; and
•	Violation of other’s intellectual property rights.
28.	Reporting any Illegal or Unethical Behavior

Directors and officers are encouraged to talk to the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, or the legal counsel of AMMO, and employees are encouraged to talk to managers, supervisors, Human Resources, or other appropriate personnel, when in doubt about the best course of action in a particular situation. Directors, officers, and employees should report any observed illegal or unethical behavior and any perceived violations of laws, rules, regulations, or this Code to the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the legal counsel, or Human Relations Department of AMMO, as appropriate. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. Directors, officers, and employees are expected to cooperate in internal investigations of misconduct.

The Company maintains a Whistleblower Policy, for (1) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (2) the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

29.	Waivers of the Code of Conduct

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors of AMMO or a committee of the Board and will be promptly disclosed to stockholders as required by applicable laws, rules, and regulations, including the rules of the SEC and NASDAQ. Any such waiver also must be disclosed in a Form 8-K.

30.	Enforcement

The Board of Directors of AMMO shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and to these additional procedures, to ensure prompt and clear consistent enforcement of this Code, to provide clear and objective standards for compliance with this Code, to protect persons reporting questionable behavior, to provide for a process by which to determine violations, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits, reduction of compensation, and termination of the individual's employment or position, among other things, as well as reporting illegal actions to appropriate authorities. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

31.	Publicly Available

This Code shall be posted on AMMO’s website.